Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Altair Nanotechnologies Inc. and its Subsidiaries (the “Company”) on Post-effective Amendment No 1 to Form S-8, File Numbers 333-64495, 333-125863 and 333-149882, of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated November 15, 2016, with respect to our audits of the consolidated financial statements of Altair Nanotechnologies Inc. and its Subsidiaries as of December 31, 2015, 2014 and 2013 and for the years then ended, which report is included in this Annual Report on Form 10-K of Altair Nanotechnologies Inc. and its Subsidiaries for the year ended December 31, 2015.

/s/ Marcum llp

Marcum llp

New York, NY

November 15, 2016